UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                 I-Link Incorporated (formerly Medcross, Inc.)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock,$.007 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  449927-10-2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Ralph W. Hardy, Jr.
                             Winter Harbor, L.L.C.
                              11400 Skipwith Lane
                               Potomac, MD 20854
                                 (301) 983-2425
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                October 10, 1997
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


                        (Continued on following page(s))

CUSIP No. 449927-10-2             13D



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Winter Harbor, L.L.C.


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [X]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

            AF


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER                    15,200,000
     SHARES
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER               15,200,000
      WITH
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            15,200,000

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            51.4%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*


            OO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 449927-10-2             13D



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            First Media, L.P.


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [X]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

            WC


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER                    15,200,000
     SHARES
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER               15,200,000
      WITH
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            15,200,000

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            51.4%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*


            PN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 449927-10-2             13D



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            First Media Corporation


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [X]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

            OO


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER                    15,200,000
     SHARES
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER               15,200,000
      WITH
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            15,200,000

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            51.4%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*


            CO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 449927-10-2             13D



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Richard E. Marriott


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [X]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

            OO


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

            USA


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER                    15,200,000
     SHARES
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER               15,200,000
      WITH
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            15,200,000

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            51.4%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*


            IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D


Item 1.  Security and Issuer

     This statement relates to the common stock underlying Series A Warrants, Series B Warrants, Series C Warrants (collectively, the "Warrants") and Series M Convertible Preferred Stock (the "Preferred Stock") of I-Link Incorporated (formerly Medcross, Inc.), a Florida corporation (the "Issuer"). The Issuer's principal executive offices are located at 13751 S. Wadsworth Park Drive, Suite 200, Draper, Utah 84020.

Item 2.  Identity and Background

     Winter Harbor, L.L.C., a limited liability company organized under the laws of Delaware ("Winter Harbor"), was organized for the purpose of acquiring and holding shares of the Issuer. Winter Harbor's principal executive offices are located c/o First Media L.P., 11400 Skipwith Lane, Potomac, Maryland 20854.

     Winter Harbor is a single member limited liability company, whose single member is First Media L.P. First Media L.P.'s sole general partner is First Media Corporation. Richard E. Marriott, who is a citizen of the United States and who disclaims beneficial ownership of the shares described herein, is the controlling shareholder and a director of First Media Corporation. Winter Harbor, First Media, L.P., and First Media Corporation are collectively referred to herein as the "Reporting Persons".

     None of the Reporting Persons nor any of their executive officers and directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

     None of the Reporting Persons nor any of their executive officers and directors during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

     Winter Harbor received a capital contribution from First Media L.P. for the purchase of the Preferred Stock pursuant to the Securities Purchase Agreement dated as of September 30, 1997, between the Issuer and Winter Harbor (the "Purchase Agreement"). Amounts loaned to the Issuer were also funded by capital contributions from First Media L.P. to Winter Harbor.


Item 4.  Purpose of Transaction

     Pursuant to a Purchase Agreement dated as of September 30, 1997, Winter Harbor invested an aggregate of $12,100,000 in the Preferred Stock. Winter Harbor purchased approximately 2,545 shares of Preferred Stock (convertible into 2,545,000 shares of common stock) for an aggregate cash consideration of approximately $7,000,000 (equivalent to $2.75 per share of common stock). The Purchase Agreement also provided for the purchase of approximately 1,855 additional shares of Preferred Stock (convertible into 1,855,000 shares of common stock); such additional shares of Preferred Stock were paid for by Winter Harbor exchanging $5,000,000 of outstanding principal balance under loans to the Issuer plus approximately $100,000 accrued interest. After closing on the cash investment and exchanging principal and interest due, Winter Harbor's total equity investment in the Issuer is $12,100,000. As additional consideration for its equity financing commitments, Winter Harbor was issued the Warrants to acquire (a) 2,500,000 shares of common stock at an exercise price of $2.75 per share (the "Series A Warrants"), (b) 2,500,000 shares of common stock at an exercise price of $4.00 per share (the "Series B Warrants") and (c) 5,000,000 shares of common stock at an exercise price of $4.69 (the "Series C Warrants"). The respective exercise prices for the Warrants are subject to adjustment. The Series A Warrants are exercisable at any time for thirty months from the date of issuance, and the Series B Warrants and Series C Warrants are exercisable at any time for sixty months from the date of issuance. All of the Warrants have demand registration rights and anti-dilution rights and contain cashless exercise provisions.

     The Preferred Stock and Warrants were acquired by Winter Harbor for investment purposes. The Reporting Persons have no present plans, agreements, understandings or other arrangements to sell assign or otherwise dispose of all or any part of the Preferred Stock or Warrants owned of record, or any shares of the common stock underlying the Preferred Stock and the Warrants, except as described herein.

Item 5.  Interest in Securities of the Issuer

     (a) According to the Issuer's Form 10-Q for the quarter ended September 30, 1997, there were 14,370,916 shares of its common stock outstanding as of November 7, 1997. If all of the Preferred Stock and Warrants were converted or exercised, as the case may be, into shares of common stock, Winter Harbor would hold approximately 51.4% of the Issuer's common stock.

     (b) Richard E. Marriott, as the controlling shareholder of First Media Corporation, which is the sole general partner of First Media L.P., which in turn is the single member of Winter Harbor, controls the power to vote or dispose of the Preferred Stock, the Warrants and the underlying common stock.

     (c) The transactions under the Purchase Agreement and described in Item 4 above were consummated on October 10, 1997.

     (d) No person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, any of the shares of Common Stock owned of record by Winter Harbor.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     On October 10, 1997, the Issuer, Winter Harbor and certain holders of the Issuer's securities entered into a Shareholders Agreement (the "Shareholders Agreement"). The Shareholders Agreement provides that Winter Harbor has the right to appoint two members of the Issuer's Board of Directors so long as Winter Harbor holds shares of Preferred Stock. In addition, the Shareholders Agreement gives Winter Harbor the right to vote its shares of Preferred Stock on an "as converted" basis with the holders of the Issuer's common stock on matters submitted to a vote of Issuer's common stockholders, and it provides that the Issuer cannot take certain corporate actions without the approval of Winter Harbor. The Shareholders Agreement also grants Winter Harbor "tag-along" registration rights, preemptive rights with respect to certain issuances of new securities by the Issuer, and certain repurchase rights in the event of a change in control of the Issuer.



Item 7.  Material to be Filed as Exhibits


4(u) Securities  Purchase Agreement by and between the Issuer and Winter Harbor,
     L.L.C., dated as of September 30, 1997 (the "Purchase Agreement"). (Incorporated by reference to form 8-K dated September 30, 1997 file no. 0-17973 as filed with the Securities and Exchange Commission.)

4(v) Registration  Rights Agreement by and between the Issuer and Winter Harbor,
     L.L.C., which constitutes Exhibit C to the Purchase Agreement. (Incorporated by reference to form 8-K dated September 30, 1997 file no. 0-17973 as filed with the Securities and Exchange Commission.)

4(w) Shareholders Agreement by and among the Issuer, Winter Harbor, L.L.C. and certain holders of the Issuer's securities, which constitutes Exhibit D to the Purchase Agreement. (Incorporated by reference to form 8-K dated September 30, 1997 file no. 0-17973 as filed with the Securities and Exchange Commission.)

4(x) Form of Warrant Agreement by and between Issuer and Winter Harbor, L.L.C., which constitutes Exhibit F to the Purchase Agreement. (Incorporated by reference to form 8-K dated September 30, 1997 file no. 0-17973 as filed with the Securities and Exchange Commission.)


99   Joint Filing Agreement

Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 13, 1998
                              WINTER HARBOR, L.L.C.

                              By:  First Media, L.P., its Manager/ Member

                                   By:  First Media Corporation,
                                        its sole General Partner

                                        /s/ Ralph W. Hardy, Jr.
                                        -----------------------------------
                                        Signature

                                        Ralph W. Hardy, Jr. / Secretary
                                        -----------------------------------
                                        Name/Title

                              FIRST MEDIA, L.P.

                              By: First Media Corporation,
                                  its sole General Partner

                              /s/ Ralph W. Hardy, Jr.
                              -----------------------------------
                                  Signature

                              Ralph W. Hardy, Jr. / Secretary
                              -----------------------------------
                                  Name/Title

                              FIRST MEDIA CORPORATION

                               /s/ Ralph W. Hardy, Jr.
                              -----------------------------------
                                  Signature

                              Ralph W. Hardy, Jr. / Secretary
                              -----------------------------------
                                  Name/Title